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Jane Lo <[redacted]

Test send - Hear from investors backing p!ng

1 message

Marketing Email Preview Send <noreply@hubspot.com> Tue, Feb 17, 2026 at 9:39 AM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: [redacted]

P!NG

Hi there,

When people choose to invest in a company, it's rarely about one thing. It's about belief in the problem, the team, and the vision.

So instead of telling you why we think this matters, we wanted to share **what our investors say**.

We're grateful for your support and are excited about what lies ahead!

View the campaign on Wefunder

Thank you,

Rob & Jane

Chris Y. (former colleague)

"I worked with Rob at iRobot and have been following the development of p!ng as a way to disrupt traditional coffee drive-thrus. Rob is passionate and dedicated to the things he takes on and I'm confident he will grow this into a successful franchise."

Mike O. (commercial real estate)

"The co-founders have a great concept that has so much potential in the drive-thru coffee space. The energy and enthusiasm they bring, the marketing/branding of the concept, and the scalability of the product are all important aspects. I'm excited to see where this goes!"

Nika M. (former colleague)

"It has been so exciting watching this journey from the sidelines and even more excited to be able to support your vision."

Dean S. (p!ng pilot customer)

"Amazing experience using the drive-thru and very impressive team."

Mark P. (West Point classmate)

"Not only do I agree with the vision, but I also am investing in Rob and Jane. Their passion and dedication along with their willingness to learn is why I'm investing."

Peter H. (roboticist)

"Great founding team, hardworking, dedicated, and smart."

David P. (former colleague)

"I believe in p!ng's business model and strategic vision."

Fran B. (former colleague)

"I'm excited about p!ng because I met Rob at iRobot and was very impressed by their products and process. I know he'll bring the same innovation and care here."


P!NG

p!ng, 207 Central St, Hudson, New Hampshire 03051, United States